UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---                ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  x
             ----      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

                      [ASUR AEROPUERTOS DEL SURESTE LOGO]
     Contacts:

        ASUR                                            Breakstone & Ruth
 Lic. Adolfo Castro                                      Susan Borinelli
 (52) 55-5284-0408                                       (646) 536-7018
acastro@asur.com.mx                                sborinelli@breakstoneruth.com


         ASUR Announces Total Passenger Traffic up 11.2% Year over Year

Mexico City, June 5, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:
ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of May 2003 increased by 11.2 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S. and the start of the armed conflict in the Middle East, ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 28-day period from April 30 through May 27, 2003, and the equivalent 28-day period last year from May 1 through May 28, 2002. Transit and general aviation passengers are excluded.


--------------------------------------------------------------------------------
Airport                         May 2002           May 2003         % Change
--------------------------------------------------------------------------------
Cancun                          547,314            620,243             13.3
Cozumel                          31,322             27,707           (11.5)
Huatulco                         19,475             18,683            (4.1)
Merida                           64,688             70,248              8.6
Minatitlan                        9,622              9,493            (1.3)
Oaxaca                           29,689             32,778             10.4
Tapachula                        13,190             13,472              2.1
Veracruz                         37,269             39,859              6.9
Villahermosa                     37,921             46,278             22.0
--------------------------------------------------------------------------------
ASUR Total                      790,490            878,761             11.2
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                                    - More -

By week, ASUR's total passenger traffic from April 30 through May 27, 2003 varied year-over-year as follows:

o Increased by 19.6 percent for the seven-day period from April 30 through May 6;
o    Increased by 7.7 percent for the seven-day period from May 7 through 13;
o Increased by 9.5 percent for the seven-day period from May 14 through 20 and
o    Increased by 8.1 percent for the seven-day period from May 21 through 27.



Airport                                              % Change April 30 thru May 27, 2003,
                                                           vs. May 1 thru 28, 2002

                        April 30 to May 6         May 7 to 13           May 14 to 20           May 21 to 27
                             7 Days                 7 Days                7 Days                 7 Days
Cancun                          23.2                10.6                   11.0                   9.0
Cozumel                         (2.2)              (13.3)                 (12.1)                (16.4)
Huatulco                        12.5               (29.8)                  (4.6)                  5.7
Merida                          11.9                 0.7                    6.6                  14.7
Minatitlan                     (10.8)                3.7                   (1.2)                   2.0
Oaxaca                          11.8                 0.9                   13.1                   16.0
Tapachula                       10.3                 9.6                    3.2                  (11.8)
Veracruz                        17.5                12.3                    4.3                   (3.4)
Villahermosa                    21.7                16.5                   23.7                   26.2
-------------------------------------------------------------------------------------------------------------
ASUR Total                      19.6                 7.7                    9.5                    8.1
-------------------------------------------------------------------------------------------------------------


About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                    - ENDS -


                           BLVD. AVILA CAMACHO NO. 40,
           6 PISO COL. LOMAS DE CHAPULTEPEC, C.P. 11000 MEXICO, D.F.
                 TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Grupo Aeroportuario del Sureste, S.A. de C.V.


                                  By: /s/ ADOLFO CASTRO RIVAS
                                      -----------------------
                                      Adolfo Castro Rivas
                                      Director of Finance

Date: June 5, 2003